05013530

# LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

**File No. 82-34729**

RECEIVED DEC 23 2005

December 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

**Press Releases of December 21, 2005**

- **Legacy Hotels Real Estate Investment Trust Announces Resignation of Trustee**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: ______________________
Stuart M. Miller
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST**
**ANNOUNCES RESIGNATION OF TRUSTEE**

**TORONTO, December 21, 2005** - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that Brian MacNeill has stepped down as a Trustee in order to reduce his board commitments. Mr. MacNeill has served as an Independent Trustee and a member of Legacy's Audit Committee since 2001.

"We would like to thank Brian for his valuable contributions over the past four years. As the Chairman of Petro-Canada and Dofasco Inc. and the former President and Chief Executive Officer of Enbridge Inc., Brian brought significant business insight and a breadth of experience to Legacy", said Wesley Scott, Legacy's Chairman.

**About Legacy Hotels Real Estate Investment Trust**
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-


Contact: Chantal Nappert
Director, Investor Relations
Tel: (416) 860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca